18001452

SEC Mail Processing Section

FEB 28 2018

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
66278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inverness Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6060 Parkland Blvd, Ste. 200
(No. and Street)

Cleveland	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Renner, CPA — 216-839-5133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, Robert Renner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inverness Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Director Operations

Title

NOTARIAL SEAL STATE OF OHIO

HOWARD S. ESSNER
ATTORNEY AT LAW
NOTARY PUBLIC
STATE OF OHIO
My Comm. Has No Expiration Date
Section 147.03 R. C.

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVERNESS SECURITIES, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Inverness Securities, LLC
Beachwood, Ohio

We have audited the accompanying statements of financial condition of Inverness Securities, LLC as of December 31, 2017 and 2016, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In or opinion, the financial statements present fairly, in all material respects, the financial positions of Inverness Securities, LLC as of December 31, 2017 and 2016, and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Inverness Securities, LLC's management. Our responsibility is to express an opinion on Inverness Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Inverness Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Inverness Securities, LLC's financial statements. The supplemental information is the responsibility of Inverness Securities, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Inverness Securities, LLC's auditor since 2012.

Independence, Ohio
February 17, 2018

INVERNESS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
ASSETS		
Cash and cash equivalents	$ 59,355	$ 48,331
Accounts receivable	92,340	48,855
Other assets	46,420	25,991
	$ 198,115	$ 123,177
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$ 15,319	$ 389
Member's equity	182,796	122,788
	$ 198,115	$ 123,177

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF OPERATIONS
for the years ending December 31, 2017 and 2016

	2017	2016
Revenues:		
Commissions	$ 59,550	$ 241,141
12b-1 fees	-	21,799
Hedge fund advisory fee income	854	4,197
Trails & Other fee income	2,004,966	447,587
Total revenues	2,065,370	714,724
Expenses:		
Exchange and processing support fees	12,993	22,351
Ticket charges	22,413	131,750
Bank charges	186	175
Legal and professional fees	7,400	7,400
Dues and subscriptions	5,976	2,070
Insurance	23,716	19,192
Regulatory fees, licenses, and permits	25,478	28,323
Office supplies, postage, and delivery	9,259	6,506
Rent	15,600	15,600
Salaries and benefits	222,400	122,400
Registered representatives' commissions	1,088,863	5,365
Travel and entertainment	6,000	6,208
Telephone	876	876
Research	3,375	1,140
Total expenses	1,444,535	369,356
Other income:		
Interest income	1,908	1,912
	1,908	1,912
Net income	$ 622,743	$ 347,280

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the years ending December 31, 2017 and 2016

Member's equity, December 31, 2015	$	127,031
Net income		347,280
Contributions from member		151,512
Distributions to member		(503,035)
Member's equity, December 31, 2016		122,788
Net income		622,743
Contributions from member		151,512
Distributions to member		(714,247)
Member's equity, December 31, 2017	$	182,796

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
for the years ending December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 622,743	$ 347,280
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(43,485)	24,301
Increase in other assets	(20,429)	(14,848)
Increase (decrease) in accounts payable and accrued expenses	14,930	(1,097)
Net cash provided by operating activities	573,759	355,636
Cash flows from financing activities:		
Contributions from member	151,512	151,512
Distributions to member	(714,247)	(503,035)
Net cash used by financing activities	(562,735)	(351,523)
Net increase (decrease) in cash and cash equivalents	11,024	4,113
Cash and cash equivalents, beginning of year	48,331	44,218
Cash and cash equivalents, end of year	$ 59,355	$ 48,331

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – Inverness Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions – Customers' securities transactions and related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit to be cash equivalents.

Expenses – Clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are uncollateralized commission obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on accounts receivable with invoice dates over 30 days old. Accounts receivable are stated at the amount billed. Payments of accounts receivable are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2017 and 2016, there were no accounts receivable that exceeded 90 days past due. In the opinion of management, at December 31, 2017 and 2016, all accounts were considered collectible and no allowance was necessary.

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2017 and 2016 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2017, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2014 and thereafter.

Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through February 17, 2018, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, salaries and benefits, technology, utilities, and supplies. The Company's allocation of shared expenses totaled approximately $252,000 in 2017 and $152,000 in 2016.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2017 and 2016, the Company had net capital of $43,169 and $47,488, respectively, which was $38,169 and $42,488, respectively, in excess of its required net capital of $5,000.

3. **Net Capital Provision of Rule 15c3-1, Continued:**

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2017 and 2016, the ratio was .355 to 1 and .008 to 1, respectively.

4. **Exemption From Rule 15c3-3:**

Up to July, 31, 2017, the Company acted as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and did not otherwise hold funds or securities for or owe money or securities to customers. The Company operated under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and was therefore exempt from the requirements of Rule 15c3-3. Subsequent to July 31, 2017, the Company acted as limited business broker dealer transacting directly with various mutual funds and variable annuities companies. The Company operated under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and was therefore exempt from the requirements of Rule 15c3-3.

5. **Change in Ownership and Asset Purchase:**

As of December 31, 2015, the Company had an indirect change in ownership due to its parent merging with another organization. In 2016, the Company submitted a change of membership agreement to FINRA seeking another change of ownership and an asset purchase. The Company purchased certain assets of Safeguard Securities, Inc., affiliated FINRA broker dealer, as part of a plan of consolidation for $5,000. FINRA's approval was formally received in December 2016.

6. **Termination of Custody Arrangement:**

The Company's custody arrangement with Pershing LLC was terminated effective July 31, 2017. Pershing took direct custody of any assets that remained on the platform after this date but a vast majority of these assets were transferred to other unaffiliated custodial broker dealers.

7. **Adoption of New Accounting Standard:**

In May, 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, Topic 606, *Revenue from Contracts with Customers*. This new revenue recognition standard eliminates the transaction- and industry-specific revenue recognition guidance and replaces it with a principle-based approach for determining revenue recognition. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. FASB ASU No. 2014-09, Topic 606 will be implemented for fiscal year beginning January 1, 2018. The adoption of this new accounting standard is not expected to have a material impact on the financial statements of the Company.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017 and 2016

	2017	2016
Net capital:		
Total member's equity from statement of financial condition	$ 182,796	$ 122,788
Less nonallowable assets	(138,760)	(74,652)
Net capital before haircuts on securities	44,036	48,136
Haircuts on securities	(867)	(648)
Net capital	$ 43,169	$ 47,488
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 15,319	$ 389
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 1,021	$ 26
Minimum required net capital	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 38,169	$ 42,488
Ratio of aggregate indebtedness to net capital	.355 to 1	.008 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2017, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the years ended December 31, 2017 and 2016

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.